

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
1340 Reynolds Avenue
Unit 120
Irvine, CA 92614

>   **Re: Clean Energy Technologies, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed April 17, 2024**
>   **Amendment No. 1 to Annual Report on Form 10-K**
>   **Filed April 19, 2024**
>   **File No. 001-41654**

Dear Kambiz Mahdi:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K filed April 17, 2024, as amended on April 19, 2024

General

1. Please revise your filing, as applicable, to provide specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. We note your related disclosures in your amended registration statement on Form S-3 (File No. 333-275127).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Fang Liu